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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                               773102 10 8
                              (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212)902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             September 11, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

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      Whitehall Street Real Estate Limited Partnership V, WH Advisors,
L.P. V., WH Advisors, Inc. V, The Goldman Sachs Group, L.P., and Goldman, Sachs & Co. (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D, dated January 3, 1995 (the "Schedule 13D"), filed by the Reporting Persons in respect of events occurring on December 29, 1994 with respect to the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph as a new numbered paragraph 6 immediately after numbered paragraph 5 appearing therein:

                  6. On September 11, Goldman, Sachs and Co. and Whitehall Street Real Estate Limited Partnership V submitted a letter to the Board of Directors of RCPI in which they proposed to RCPI a recapitalization and restructuring transaction involving RCPI. A copy of the letter is attached hereto as
            Exhibit 8, and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

            Exhibit No.            Exhibit                              Page


                  8                Letter, dated September 11, 1995,      4
                                   from Goldman, Sachs & Co. and
                                   Whitehall Street Real Estate
                                   Limited Partnership V to the
                                   Board of Directors of Rockefeller
                                   Center Properties, Inc. with
                                   attached proposal.

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                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 12, 1995



                         WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                        By:  WH Advisors, L.P. V, General Partner


                             By: WH Advisors, Inc. V,
                                   General Partner



                             By: /s/ Ralph Rosenberg
                                 Name:  Ralph Rosenberg
                                 Title: Vice President

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Exhibit 8




PERSONAL AND CONFIDENTIAL










September 11, 1995

Board of Directors
Rockefeller Center Properties, Inc.
1270 Avenue of the Americas, Suite 2410
New York, NY  10020

Attention:  Dr. Peter Linneman
              Chairman

Gentlemen:

In response to your request that we make a better offer for a restructuring, we are pleased to submit the enclosed proposal. We are confident that you will find the enclosed proposal to be responsive to your views. Whitehall Street Real Estate Limited Partnership V and Goldman Sachs Mortgage Company (collectively, the "Whitehall Group") is pleased to propose a recapitalization plan for Rockefeller Center Properties, Inc. (the "Company") which is significantly better for the Company and its shareholders than the other proposals that we understand are currently being considered by the Company.

Our plan presents the following advantages for the shareholders of RCPI:

o Higher Price - Whitehall would pay $6.50 per share, a 16% premium over the $5.59 previously announced, and a 24% premium over the true effective price (net of warrants) of $5.25 or less.

o Shareholder Participation - Our proposal gives RCPI shareholders the option to participate in this investment under the same terms as Whitehall and thereby offset the dilution, or sell their rights into the market.

o No Financing Condition - Our proposal is not conditioned on financing.

o Less Dilution - Our proposal would involve the issuance of 30.8 million primary shares (plus 5.6 million warrants and SARs, under the applicable antidilution provisions of our

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existing agreements).  The existing shareholders' interest would be diluted in our proposal from 80% to 64%, assuming they exercise their rights, and to 45% otherwise. In the other proposal, the existing shareholders would be diluted twice as much, from 80% to 30% ownership.

o No Investor Warrants - Whitehall would not receive any warrants in addition to those it is already entitled to, whereas we understand that the other alternative would provide up to 19 million warrants to the investor.

o Honors All Existing Agreements - Our proposal is the only proposal that is in complete compliance with all of the Company's existing contractual obligations.

o Earlier Funding - Whitehall is prepared to fund as much as possible immediately.

o Property Manager - After consultation with you, we shall engage the best property manager for the Company on the merits, rather than committing the Company to a manager/investor.

o No Mitsubishi Condition - The Whitehall proposal is not conditioned upon the conclusion of the RCP bankruptcy or upon any agreement with Mitsubishi. We are prepared to enter into discussions with Mitsubishi immediately to develop a consensual plan of reorganization.

o Whitehall Approval -- The Whitehall Group will approve this transaction. As a fiduciary, Whitehall cannot approve any transaction that does not respect its contractual rights.

Enclosed please find a form of letter agreement setting forth the terms of our proposed plan of recapitalization for the company. The plan provides for Whitehall Street Real Estate Limited Partnership V ("Whitehall") or its designated affiliate to (i) purchase for $100 million 15,384,615 newly issued shares of Common Stock at a price of $6.50 per share; (ii) commit to being a stand-by purchaser of a $100 million publicly registered rights offering of 15,384,615 newly issued shares of Common Stock at a price of $6.50 per share; and (iii) commit to underwrite a $50 million equity rights offering in the future, on customary terms, if the Board of Directors determines that it is in the best interests of the Company. Additionally, the plan provides that, at the option of the Company, Whitehall will purchase immediately

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4,155,927 shares of Common Stock at $6.50 per share (9.8% of the then outstanding fully diluted shares) to allow the Company immediate access to $27.0 million of capital.

Further, we have incorporated into our proposal the treatment of our existing position that you and we agreed upon in principle in our meeting of August 31st, including a reduction in our fully-diluted Warrant position and subordination of our Debentures. Indeed, our proposal is essentially the same as your interpretation of the transaction we both agreed upon on August 31st, except that we are paying a higher price and are giving the shareholders a change to participate in the new investment.

Finally, relative to the other proposals, as we understand them, under our proposal, 1) we would pay a significantly higher price per share, 2) we would leave the existing shareholders with a higher percentage of the equity of the Company, and 3) we would provide sufficient funds for the Company to comfortably maintain its capital structure and to pursue improvement and value-maximization of the property. In addition, our proposal would have fewer conditions to its consummation than the competing proposals and would result in substantial funds being made available to the Company at an earlier date. Not only is our proposal clearly superior to the other proposal that we understand is under consideration, but our proposal is not conditioned on any diminution of our existing rights. We understand that the other proposal is conditioned upon a substantial diminution of our contractual rights which we could not agree to in light of our fiduciary duty to our investors. In effect, the other proposal is financed with unacceptable concessions from us and our investors.

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We are prepared to move expeditiously to negotiate and enter into definitive documentation embodying the proposed plan immediately upon receipt from you of an executed copy of the enclosed letter agreement.

Sincerely,

/s/ Daniel Neidich

Daniel Neidich
(on behalf of Goldman, Sachs & Co.
Goldman Sachs Mortgage Company
and Whitehall Real Estate Limited Partnership V)


_________________________________________________

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                                                September 11, 1995



Rockefeller Center Properties, Inc.
1270 Avenue of the Americas
Suite 2410
New York, New York  10020

Gentlemen:

            This will confirm the mutual intent of Rockefeller Center Properties, Inc. (together with its successors, the "Company" or "RCPI"), Whitehall Street Real Estate Limited Partnership V ("Whitehall") and Goldman, Sachs & Co. ("GS") or designated affiliates of Whitehall or GS (together with Goldman Sachs Mortgage Company ("GSMC"), the "Whitehall Group") to engage in a recapitalization transaction (the "Transaction") pursuant to which, on the terms and subject to the conditions set forth herein, Whitehall or its designated affiliate(s) (the "Whitehall Entity") will (i) acquire for $100 million 15,384,615 newly issued shares of Common Stock, par value $0.01 per share, of the Company ("Common Stock") at a price of $6.50 per share (the "Stock Purchase"), and (ii) commit to being a stand-by purchaser of a $100 million publicly registered rights offering by the Company of 15,384,615 newly issued shares of Common Stock at a price of $6.50 per share (the "Rights Offering"). In addition, if the Board of Directors of RCPI so determines within the three years following the Transaction to raise up to $50 million of additional equity, the Whitehall Group will commit to stand by to underwrite an equity rights offering of up to $50 million on customary terms (including underwriting discount).

A.    Equity Investment

            1. Except as otherwise agreed by the parties hereto, the consummation of the Transaction will be subject only to the receipt by the Company of all required consents and approvals, which the Company will use its best efforts to obtain. The Transaction is not subject to any financing condition nor is it in any way dependent on the Company obtaining control over the Rockefeller Center property; of course, Whitehall and GSMC will provide the Company with any necessary consents in connection with the Transaction. It is expected that, except as otherwise determined by the Company (as provided in paragraph 2 hereof), the closing of the Stock Purchase and the Rights Offering will occur simultaneously.

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            2.    At the option of the Company, the Stock Purchase may be
bifurcated so that Whitehall or a designated affiliate will purchase immediately upon execution of definitive agreements relating to the Transaction ("Definitive Agreements") up to 4,155,927 shares of Common Stock at $6.50 per share (the "Initial Shares"), or $27,013,526 in the aggregate, and will acquire the remaining shares of Common Stock in the Stock Purchase at $6.50 per share ($72,986,474 in the aggregate) at the closing of the Transaction. Any shares issued in the Stock Purchase and the Rights Offering are referred to in this letter as the "New Shares". In order to effect the purchase of the Initial Shares, the Company may cancel up to that number of warrants (the "Warrants") issued to Whitehall under the Warrant Agreement, dated as of December 18, 1994, between the Company and Chemical Bank, as Warrant Agent, as is necessary to effect the issuance to the Whitehall Entity of the Initial Shares under RCPI's Certificate of Incorporation, and issue to the Whitehall Entity in exchange therefor an equivalent number of Stock Appreciation Rights ("SARs") containing terms identical to the SARs issued to Whitehall under the SAR Agreement, dated as of December 18, 1994, between the Company and Chemical Bank, as SAR Agent.

            3. The Warrants will remain outstanding, and all SARs will be converted into Warrants in connection with the Transaction. In addition, Whitehall will receive a portion of the additional Warrants it is entitled to under Section 6 of the Warrant Agreement so that it thereby holds, as a holder of the Warrants (including former SARs), an 18% interest, plus its percentage interest obtained with respect to the New Shares, in the Company on a fully diluted basis taking into account the New Shares. The Warrants will be amended to provide that in the future they will receive anti-dilution protection, except with respect to issuances of equity securities for cash or property at a price equal to the then fair market value of the securities issued.

            4. Under the Rights Offering (a) Whitehall will be entitled to participate with respect to its Warrants and SARs as if no Stock Purchase had occurred, and the Whitehall Entity will not be entitled to participate with respect to the shares purchased in the Stock Purchase, (b) each holder of Common Stock will be entitled to purchase such percentage of the offered shares of Common Stock as is equal to such holder's percentage ownership of the Common Stock on a fully diluted basis (excluding any shares purchased in the Stock Purchase) immediately prior to

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consummation of the Rights Offering, (c) the rights will be freely tradeable until termination of the Rights Offering, (d) the Whitehall Entity will purchase for its own account offered shares for which rights are not exercised (the "Take-up Shares"), and (e) the Whitehall Entity will be entitled to a fee, upon consummation of the Rights Offering, equal to 3% of the aggregate value of the Take-up Shares. The Rights Offering will remain open for at least 30 days.

            5. The New Shares and the Warrants issued in respect of Whitehall's existing Warrants and SARs will be the only equity issued in connection with the Transaction, and will be issued in a merger of RCPI and an entity formed by the Whitehall Entity.

            6. The Whitehall Entity will be entitled to demand and piggy-back registration of their New Shares.

            7. Upon execution of the Definitive Agreements, the Company will pay Whitehall a commitment fee equal to 3% of the aggregate dollar value of the Rights Offering. There is no commitment fee on the Stock Purchase.


B.    Debt Restructuring

            1. The up to $150 million outstanding principal amount under the loan (the "GSMC Loan") provided for in the Loan Agreement, dated as of December 18, 1994, between RCPI and GSMC, will be repaid at the redemption price in effect at the time of repayment as specified in the Loan Agreement plus all accrued interest.

            2. The Debentures issued under the Debenture Purchase Agreement, dated as of December 18, 1994, between RCPI and Whitehall (the "Whitehall Debentures") will remain outstanding (on a non-callable basis until December 30, 2000); the Debenture Purchase Agreement will be amended to include market covenants for comparable securities that are no less favorable to the holder than those contained in any new financing obtained by the Company.

            3. The $213 million of RCPI's Current Coupon Convertible Debentures due 2000 will be repaid at par plus all accrued interest. RCPI will partially finance such repayment and the repayment of the GSMC Loan through the issuance of new

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financing as to which GS will have the opportunity to participate as financial advisor.

            4. The Company will use its best efforts to leave RCPI's Zero Coupon Convertible Debentures due 2000 (the "Zero Coupons") outstanding. In the event that the Zero Coupons remain outstanding, (a) the Company may arrange up to $350 million of new financing, (b) the Whitehall Debentures will be subordinated to the new financing, and (c) the total outstanding indebtedness of the Company will be comprised of the Zero Coupons, the Whitehall Debentures and the new financing. In the event that either (a) notwithstanding the best efforts of the Company, the Zero Coupons are required to be repaid or (b) new financing cannot be arranged at LIBOR plus 350 or less from a new lender or GSMC, then the Company may refinance the Zero Coupons. In the event that the Zero Coupons are refinanced, (a) the Company may arrange up to $625 million of new financing, (b) the Whitehall Debentures will be pari passu to the new financing, (c) the interest rate on the Whitehall Debentures will be reduced to 13%, and (d) the total outstanding indebtedness of the Company will be comprised of the Whitehall Debentures and the new financing.

            5. Upon execution of this letter agreement, the Company will prepay any borrowing it has made under the Investment Agreement, dated as of August 18, 1995, between the Company and Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership III (the "Investment Agreement") and thereby terminate the Investment Agreement, and, in conjunction therewith, GSMC will lend the Company up to an additional $33 million under the Loan Agreement, dated as of December 18, 1994, between the Company and GSMC.


C.    Governance

            1. The Board of Directors of the Company will be comprised of nine directors, four of whom will be Whitehall nominees, and five of whom will be independent directors. Whitehall will lose its right to a nominee to the Board of Directors if they reduce their equity security holdings (determined as of the closing of the Transaction) by half, and will lose their right to any nominee to the Board of Directors at such time as they no longer hold equity securities in the Company. Upon the closing of the Transaction, the independent directors will consist of four existing directors and one

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director chosen by the existing directors (the "New Director").  The New
Director will be selected by Whitehall from among a list of at least four potential directors nominated by the Board of Directors in good faith. Following the expiration of the terms of the existing directors, the independent directors will be nominated by a nominating committee of the Board of Directors, comprised of three independent directors and two directors chosen by Whitehall.

            2. RCPI will use its best efforts to cause the Company to elect and maintain a Board of Directors constituted as set forth in 1. above

            3.    The Company's Certificate of Incorporation (the
"Certificate") will provide, among other things, that the Board of Directors will waive any "excess shares" provisions with respect to any persons or transactions so long as such waiver does not adversely affect the REIT status of the entity.

            4. The Whitehall Entity designees to the Board of Directors of the Company will (i) vote to place any determination with respect to a business combination involving the Whitehall Group and the Company before an independent committee of the Board of Directors and (ii) endorse the conclusions reached by such committee so long as they are supported by a fairness opinion from a nationally recognized investment banking firm.

            5. In connection with the closing of the Transaction, the Whitehall Group will relinquish its rights under the letter, dated December 18, 1994, by and among Whitehall, GS and RCPI, to designate a member to the Board of Directors thereunder, and to require a 62.5% vote of the shareholders under certain circumstances, as set forth therein.


D.    Miscellaneous

            1. Upon execution of this letter agreement, the Company shall terminate all discussions or negotiations with any other party regarding the refinancing of the indebtedness of the Company or the
restructuring of its capitalization or its assets.   From the date hereof
until consummation of the Transaction, the Company shall not directly or indirectly solicit or entertain inquiries or proposals from, or in any way engage in discussions or negotiations with, or provide any information to, any other

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parties (including intermediaries) regarding the refinancing of the indebtedness of the Company or the restructuring of its capitalization or its assets and shall not take any other action (or fail to take any required action) or permit any person on its behalf to take any other action (or fail to take any required action) that could be inconsistent with, delay or adversely affect the consummation of the Transaction. Nothing contained in the preceding sentence, however, shall prevent the Company's Board of Directors, if advised by counsel that their fiduciary duty so requires, from (a) entertaining proposals from any entity with which the Company is currently holding discussions respecting a recapitalization or major business transaction or which had not been directly or indirectly solicited by the Company or its advisors or (b) engaging in discussions or negotiations with, or providing any information to, such entities if the Board of Directors has determined in good faith that such proposal is materially superior to the Transaction from a financial point of view. The Company shall promptly notify Whitehall if any such inquiries or proposals are received by, any such information is requested from or provided by, or any such discussions or negotiations are sought to be initiated or continued with, the Company, shall promptly inform Whitehall of the terms and conditions thereof and shall promptly furnish Whitehall with copies of any such written inquiries or proposals.

            2. The Company agrees that beginning immediately upon the execution of this letter agreement, it will not file any material pleadings and other documents ("RCP Pleadings") relating to the bankruptcy proceedings involving Rockefeller Center Properties (the "Proceedings") or take any other action that is material (as determined by the Whitehall Group in its reasonable discretion) in any way relating to the Proceedings without the prior consent of the Whitehall Group. In addition, the Definitive Agreement will provide that the Company will pursue a foreclosure on the Rockefeller Center property through a reorganization plan, or otherwise, in consultation with the Whitehall Group.

            3. The parties hereto will use their best efforts to enter into Definitive Agreements embodying the terms set forth herein and such other terms as would be customary in agreements embodying transactions of the nature of the Transaction by no later than September 22, 1995; if Definitive Agreements are not executed by such date, this letter agreement will expire, any obligations under this letter agreement will terminate and no

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party shall have any liability whatsoever to any other party; provided, however, that notwithstanding any such termination, paragraphs B5, D3, D4, D5 and D7 of this letter agreement shall remain in full force and effect, and no party shall be relieved of liability for any breach of any binding provision of this letter agreement.

            4. The parties hereto agree that if the Company does not close the Transaction for any reason whatsoever other than the failure or refusal of the Whitehall Group to close notwithstanding the satisfaction of all closing conditions by the Company, the Company shall immediately pay to Whitehall upon demand a fee of $8 million. In addition, the Company will reimburse each of the members of the Whitehall Group for all expenses incurred by them and reimbursable under the existing agreements between the Company and any member of the Whitehall Group. Whitehall will promptly notify the Company of all reimbursable expenses existing as of the date hereof. In addition, all expenses incurred by any member of the Whitehall Group in connection with negotiating and documenting the proposed Transaction (including attorneys' fees and expenses) shall be reimbursed by the Company promptly upon request (except that such Transaction expenses shall not be reimbursed if the Transaction does not close solely as a result of the failure or refusal of the Whitehall Group to close notwithstanding the satisfaction of all closing conditions by the Company). The Company will also indemnify and hold harmless each member of the Whitehall Group and their affiliates and the partners, officers, directors and employees of each of the foregoing from and against any and all liabilities, losses, claims or damages arising out of this letter agreement or the Transaction.

            5. Except as required by applicable law and except for a press release and disclosure in the Company's Form 8-K announcing the signing of this letter of intent, the Company shall not disclose or permit its officers, directors, agents, bankers, representatives, accountants, "D and O" insurers or attorneys to disclose the existence or terms of this letter of intent to any third party without the prior written consent of Whitehall, which consent will not be unreasonably withheld, provided that the Company may disclose the terms hereof to its agents, bankers, representatives, accountants, "D and O" insurers and attorneys, who shall maintain such information confidential and who shall use it for no purpose other than the Transaction. The Company will not issue any press release or make any other

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public disclosure regarding the Transaction without the prior agreement of the Whitehall Group as to the form, timing and content of such release or disclosure.

            6. Each of the parties hereto acknowledges and agrees that no failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

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            7.    This letter agreement shall be governed by and construed
in accordance with the laws of the State of New York without regard to the principles of conflict of laws.

            Please confirm that the foregoing correctly sets forth your understanding by signing and returning the attached copy of this letter.


                                    Very truly yours,

                                    GOLDMAN, SACHS & CO.


                                    By: /s/ Goldman, Sachs & Co.


                                    WHITEHALL STREET REAL ESTATE
                                    LIMITED PARTNERSHIP V

                                    By: W.H. Advisors, L.P. V
                                       By: W.H. Advisors, Inc. V


                                       By: /s/ Daniel M. Neidich



The foregoing is hereby
confirmed:

ROCKEFELLER CENTER PROPERTIES, INC.


By: _______________________________